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                                                                   EXHIBIT 1

The Board of Directors
Duke Realty Investments, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-55727) on Form S-8 of Duke Realty Investments, Inc. of our report dated June 20, 1995, relating to the statements of net assets available for plan benefits of Duke Realty Profit Sharing and Salary Deferral Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related supplemental schedules of assets held for investment purposes and reportable transactions, which report appears in the December 31, 1994, annual report on Form 11-K of Duke Realty Profit Sharing and Salary Deferral Plan.


KPMG Peat Marwick LLP
Indianapolis, Indiana
June 28, 1995